SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b). (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

(Amendment No. ___)*

Greenhill & Co., Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

395259 10 4

(CUSIP Number)

May 5, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 395259 10 4	13G

1	NAME OF REPORTING PERSONS: Robert F. Greenhill I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: See Item 4.
	6	SHARED VOTING POWER: See Item 4.
	7	SOLE DISPOSITIVE POWER: See Item 4.
	8	SHARED DISPOSITIVE POWER: See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): See Item 4.
12	TYPE OF REPORTING PERSON: IN

CUSIP No. 395259 10 4	13G

1	NAME OF REPORTING PERSONS: Greenhill Family Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13 389 7358
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: See Item 4.
	6	SHARED VOTING POWER: See Item 4.
	7	SOLE DISPOSITIVE POWER: See Item 4.
	8	SHARED DISPOSITIVE POWER: See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): See Item 4.
12	TYPE OF REPORTING PERSON: PN

CUSIP No. 395259 10 4	13G

1	NAME OF REPORTING PERSONS: Riversville Aircraft Corporation II I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 06 129 0723
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: See Item 4.
	6	SHARED VOTING POWER: See Item 4.
	7	SOLE DISPOSITIVE POWER: See Item 4.
	8	SHARED DISPOSITIVE POWER: See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): See Item 4.
12	TYPE OF REPORTING PERSON: CO

Item 1(a). Name of Issuer:

      Greenhill & Co., Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

      300 Park Avenue, New York, NY 10022

Item 2(a). Name of Person Filing:

     Robert F. Greenhill on behalf of himself and on behalf of Greenhill Family Limited Partnership and Riversville Aircraft Corporation II.

Item 2(b). Address of Principal Business Office or, if None, Residence:

      300 Park Avenue, New York, NY 10022

Item 2(c). Citizenship:

      USA

Item 2(d). Title of Class of Securities:

      Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e). CUSIP Number:

      395259 10 4

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

Greenhill Family Limited Partnership, a Delaware limited partnership (“GFLP”), owns 6,496,257 shares of Common Stock. Mr. Greenhill is the general partner of GFLP and has the sole power to vote and dispose of the shares of Common Stock owned by GFLP.

Riversville Aircraft Corporation II, a Delaware corporation (“RACII”), owns 1,301,559 shares of Common Stock. Mr. Greenhill is the sole stockholder of RACII and has the sole power to vote and dispose of the shares of Common Stock owned by RACII.

Although Mr. Greenhill may be deemed to be the beneficial owner of all of the shares of Common Stock owned by GFLP for purposes of Section 13 of the Securities Exchange Act of 1934, Mr. Greenhill expressly disclaims economic and pecuniary interest in 4,852,704 of the shares of Common Stock owned by GFLP.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     See Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

     Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5/21/04

(Date)

/s/ Robert F. Greenhill

(Signature)

Robert F. Greenhill, on behalf of himself and in
his capacity as the General Partner of GFLP and
in his capacity as the President of RACII

(Name/Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).